

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2025

Haijian He
Chief Financial Officer
Kingsoft Cloud Holdings Ltd
Building D, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District
Beijing, 100085, the People's Republic of China

> **Re: Kingsoft Cloud Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Response dated December 5, 2024**
> **File No. 001-39278**

Dear Haijian He:

We have reviewed your December 5, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2024 letter.

Correspondence dated December 5, 2024

Part I, page 4

1. We note your response to prior comment 2 and reissue in part. Please ensure your disclosure provides a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.

3.D. Risk Factors
You may experience difficulties effecting service of legal process..., page 51

2. We note your response to prior comment 4 and your proposed "Enforceability of Civil Liability" disclosure. Please revise your proposed disclosure to include Hong Kong or advise.

Operating and Financial Review and Prospects
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 126

3.   We note your response to prior comment 5 in which you indicate that the decrease in your public cloud services revenues was primarily driven by your proactive scale-down of CDN services within public cloud services, while partially offset by the revenue increase from AI-related customers. Please quantify, to the extent material, the identified key drivers of revenue.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology